Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, NY 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-3986	jbonnie@stblaw.com
VIA EDGAR
September 6, 2011

Re:	The Carlyle Group L.P. Registration Statement on Form S-1
Securities and Exchange Commission
100 F. Street, N.E
Washington D.C. 20549
          On behalf of The Carlyle Group L.P., a limited partnership organized under the laws of Delaware (the “Partnership”), we hereby transmit for filing a Registration Statement on Form S-1 (the “Registration Statement”) relating to the Partnership’s initial public offering of common units representing limited partner interests in the Partnership.
          Should you have any questions regarding this filing, please do not hesitate to call me at (212) 455-3986.
Sincerely,
/s/ Joshua Ford Bonnie
Joshua Ford Bonnie